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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

optionsXpress Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
684010101
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 8 Pages

CUSIP No.	684010101	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS: G-Bar Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	5	SOLE VOTING POWER:

NUMBER OF		12,536,620

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,536,620

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,536,620

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	20.2%

12	TYPE OF REPORTING PERSON*

	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.	684010101	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS: Avrum Gray

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		12, 536, 620 (See Item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,536,620 (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,536,620 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

20.2%

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 684010101	13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:

optionsXpress Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

39 South LaSalle Street, Suite 220 Chicago, Illinois 60603

Item 2(a)	Name of Person Filing:

     This Schedule 13G is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): G-Bar Limited Partnership and Avrum Gray (collectively, the “Reporting Persons”).
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
     The address of the principal business office of G-Bar Limited Partnership and Avrum Gray is 440 South LaSalle, Suite 650, Chicago, IL 60605.

Item 2(c)	Citizenship:
     G-Bar Limited Partnership is a limited partnership organized under the laws of the State of Illinois. Avrum Gray is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.:

684010101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c),check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

(a) Amount beneficially owned:
     G-Bar Limited Partnership is the record owner of 12,536,620 shares of common stock. Avrum Gray has the power to vote and/or dispose of the shares of common stock owned

CUSIP No. 684010101	13G	Page 5 of 8 Pages
by G-Bar Limited Partnership. James A. Gray is the President of G-Bar Limited Partnership and a director of optionsXpress Holdings, Inc.
     Avrum Gray disclaims beneficial ownership of the common shares owned by G-Bar Limited Partnership, except to the extent of his pecuniary interest therein. The filing of this statement shall not be considered an admission that Avrum Gray, for the purpose of Section 13(d), 13(g) or any other section of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.
(b)	Percent of Class:
     See Item 11 of each cover page, which is incorporated herein by reference. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 62,034,451 shares of common stock outstanding, the number of shares disclosed in the Form 10-Q filed by optionsXpress Holdings, Inc. on November 10, 2005.
(c)	Number of Shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page, which is incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page, which is incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page, which is incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page, which is incorporated herein by reference.
     Except as described in Item 4(b), all share amounts listed in this Schedule 13G are correct as of the filing date.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See Item 4.

CUSIP No. 684010101	13G	Page 6 of 8 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:
     Avrum Gray and G-Bar Limited Partnership may be deemed to be a group in relation to their respective investments in optionsXpress Holdings, Inc. Each of these persons disclaims membership in a group.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 684010101	13G	Page 7 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006

G-Bar Limited Partnership
By:	/s/ James A. Gray
	Name:	James A. Gray
	Title:	President

/s/ Avrum Gray

Avrum Gray

CUSIP No. 684010101	13G	Page 8 of 8 Pages
Exhibit A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
     The undersigned hereby agree as follows:
(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Date: February 14, 2006

G-Bar Limited Partnership
By:	/s/ James A. Gray
	Name:	James A. Gray
	Title:	President

/s/ Avrum Gray
Avrum Gray